C21 Announces Release Date of Fiscal Year End Financial Results

Provides Cultivation Expansion Update and Sees Record Retail Revenue for March at its Nevada Dispensaries

VANCOUVER, April 15, 2021 - C21 Investments Inc. (CSE: CXXI and OTCQX: CXXIF) ("C21" or the "Company"), a vertically-integrated cannabis company today announces it will release its year end (fiscal period ending January 31, 2021) audited financial results on May 18, 2021.

The Company has received the requisite approvals for the first phase of its Nevada cultivation expansion (see news release dated December 2, 2020), with five new flowering and vegetative rooms currently under construction. The Company expects this phase of the project to be completed ahead of schedule, with an anticipated yield of 2,500 pounds of additional high-grade flower annually from this phase.

For March 2021, the Company achieved record monthly retail revenue at its Nevada dispensaries - 27% higher than March of 2020. Silver State Relief dispensaries saw over 50,000 customer transactions in March, including approximately 10,000 curbside pickups. Collectively, the dispensaries are now equipped with 95 curbside stalls representing 20% of all sales.

CEO and President, Sonny Newman: "We are pleased with our record retail sales in March and that our cultivation buildout is progressing well ahead of schedule. The new cultivation rooms will increase in-house product offerings, improve margins, and expand wholesale opportunities as there is strong demand for high quality flower. We continue to execute our Nevada growth strategy which includes completing the subsequent phases of our cultivation expansion and plans to extend our retail footprint. As a U.S. cannabis operator generating over $10 million in operating cash flow for the trailing twelve months, we are well positioned to continue our growth expansion and take advantage of strategic opportunities."

For further inquiries, please contact:

Media contact:	Investor contact:
Mattio Communications	Michael Kidd
c21@mattio.com	Chief Financial Officer and Director
michael.kidd@cxxi.ca
+1 833 BUY-CXXI (289-2994)

About C21 Investments Inc.

C21 Investments is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, and Phantom Farms, Swell Companies, Eco Firma Farms, and Pure Green in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include the expected release date of its January 31, 2021 audited financials, the projected timing of when the first phase of its Nevada cultivation expansion will come online, the projected amount of additional high-grade flower that will be produced as a result of that expansion, the continued ability of the Company's Nevada retail locations to operate at record run rates, including its rate of curbside sales, the performance of the Company's Nevada operations generally and during the pendency of the COVID-19 pandemic, the Company's ability to pursue growth opportunities in Nevada and other strategic limited-license states, the performance of the Company's brands, the continued demand for cannabis products, and the nature and extent of the impact of the COVID-19 pandemic.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by the Company, including the ability of the Company to restructure its secured debt and to service its restructured debt. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the consequences of not restructuring its secured debt, the ability to service its debt, if restructured, risks and uncertainties arising from the impact of the COVID-19 pandemic on the Company's operations, and other factors, many of which are beyond the control of the Company.

The forward-looking statements contained in this news release represent the Company's expectations as of the date hereof, and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.